DENVER PARENT CORPORATION

370 17th Street, Suite 3900

Denver, Colorado  80202-1370

May 20, 2014

VIA EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Denver Parent Corporation
Registration Statement on Form S-4
Filed October 7, 2013; Amended April 18, 2014 and May 20, 2014
File No. 333-191602

Dear Mr. Schwall:

Set forth below are responses of Denver Parent Corporation (the “Company,” “we” or “us”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”), which were delivered in your letter dated May 15, 2014 (the “Comment Letter”) regarding the Company’s draft Registration Statement on Form S-4 filed via EDGAR on October 7, 2013 and amended April 18, 2014 (the “Registration Statement”).  Concurrently with the submission of this letter, we have filed through EDGAR a revised draft of the Registration Statement (as amended, the “Amended Registration Statement”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

General

1.                                      We note your response to prior comment 4 from our letter to you dated November 4, 2013. Please explain to us how you calculated the proposed maximum aggregate offering price of the securities to be offered and issued in the registration statement for interest that may be paid in-kind with PIK Notes.

The proposed maximum aggregate offering price of the securities to be offered and issued in the registration statement assumes that the Company will pay 13.00% of the principal amount under the Notes with PIK Notes for every interest payment period except (i) the first period, for which the Company paid the interest in cash, (ii) the last period, for which the Company is obligated to pay the interest cash, and (iii) the August 14, 2014 period, for which the Company has determined that it will pay 25% of the interest payable for that period in cash and the remaining 75% with PIK Notes. Please see Exhibit A attached hereto for a detailed explanation of the Company’s calculation of the maximum aggregate offering price. Please note that concurrently with filing the Amended Registration Statement, the Company is paying an additional fee of $5,776 to address a shortfall identified subsequent to the filing of the Registration Statement.

Prospectus Summary, page 1

Our Company, page 1

2.                                      We note you disclose the price of your natural gas determined after the application of adjustments for regional differentials and other factors such as Btu content in terms of dollars per million Btu ($/MMBtu). Since the Btu content has already been considered in determining the adjusted gas price, please revise your disclosure on page 1 and in each instance throughout your filing to express the adjusted price in terms of dollars per thousand cubic feet ($/Mcf).

In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement on pages 1, 2, 16, 50, 54, 55, 59, and F-38.

Business and Properties, page 50

Production, Prices, Costs and Balance Sheet Information, page 57

3.                                      We acknowledge your response to comment 7 in our letter dated November 4, 2013 and the disclosure provided on page 58 relating to the production volumes expressed in thousands of barrels of oil equivalent (MBoe) for each field that exceeds 15% of your total proved reserves. Please expand your tabular presentation to disclose the production volumes by final product sold for oil and natural gas pursuant to the disclosure requirements of Item 1204(a) of Regulation S-K.

In response to the Staff’s comment, the Company has expanded its tabular presentation on pages 58 and 59 of the Amended Registration Statement.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4.                                      The report from your independent accountant makes reference to your financial statements as of December 31, 2013 and 2012 and the years then ended. However, it appears that you have presented financial statements for each of the fiscal years ended December 31, 2013, 2012, and 2011. Please obtain and file a revised report from your independent accountant. Refer to Rule 2-02 of Regulation S-X.

In response to the Staff’s comment, the Company has obtained a revised report from its independent accountant, which is included on page F-2 of the Amended Registration Statement.

Supplemental Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited), page F-36

Estimated Net Quantities of Natural Gas and Oil Reserves, page F-38

5.                                      We acknowledge your response to comment 23 in our letter dated November 4, 2013 and the disclosure provided on page F-39 relating to an explanation for the changes in your proved reserves attributable to the extensions for each of the periods ending 2011, 2012 and 2013. However, we note you have not provided an explanation for the significant changes relating to the revisions of previous estimates or the sales of reserves in place. For example, the change relating to the revisions of previous estimates in crude oil, liquids and condensate is approximately 14% of the beginning year reserves for the period ending 2011 and the change in natural gas is approximately 12% and 20% of the beginning year reserves for the periods ending 2011 and 2013, respectively. Additionally, the change relating to the sales of natural gas reserves in place is approximately 86% of the beginning year reserves for the period ending 2012. We re-issue our prior comment in part to expand your disclosure to include an appropriate explanation of the significant changes in your in the net quantities of your proved reserves for each of the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement on page F-39.

*              *              *              *              *

Please direct any questions that you have with respect to the foregoing to the undersigned at (303) 600-2846 or to Charles H. Still, Jr. of Bracewell & Giuliani LLP at (713) 221-3309.

Sincerely,

/s/ Timothy A. Ficker
Timothy A. Ficker
Chief Financial Officer

cc:	Karina V. Dorin, Securities and Exchange Commission
John Hodgin, Securities and Exchange Commission
Timothy S. Levenberg, Securities and Exchange Commission
Charles H. Still, Jr., Bracewell & Giuliani LLP
John Elofson, Davis Graham & Stubbs LLP

Exhibit A

Calculation of Maximum Aggregate Offering Price

		12.25%	13.00%
	Principal	Cash Inerest	PIK Interest	Total

Interest Payment Date

2/15/2014	255,000,000	15,618,750		15,618,750
8/15/2014	255,000,000	4,143,750	12,431,250	16,575,000
2/15/2015	267,431,250		17,383,031	17,383,031
8/15/2015	284,814,281		18,512,928	18,512,928
2/15/2016	303,327,210		19,716,269	19,716,269
8/15/2016	323,043,478		20,997,826	20,997,826
2/15/2017	344,041,304		22,362,685	22,362,685
8/15/2017	366,403,989		23,816,259	23,816,259
2/15/2018	390,220,248		25,364,316	25,364,316
8/15/2018	415,584,564	27,012,997		27,012,997

Total		46,775,497	160,584,564	207,360,061

		Fee associated with PIK Interest		$20,683
		Fee associated with Principal		$32,844
		Total Fee		$53,527